CERTIFICATE OF NOTIFICATION

                                    Filed by

                               GULF POWER COMPANY

Pursuant to order of the Securities and Exchange Commission dated June 27, 2003 in the matter of File No. 70-10117.

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Gulf Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows:

         1. On September 22, 2004, the issuance by the Company of $75,000,000 aggregate principal amount of its Series K 4.90% Senior Notes due October 1, 2014 (the "Series K Notes"), pursuant to the Eleventh Supplemental Indenture dated as of September 22, 2004, supplementing the Senior Note Indenture dated as of January 1, 1998 between the Company and JPMorgan Chase Bank (formerly The Chase Manhattan Bank), as Trustee (the "Indenture"), was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said order with respect thereto.

         2. Filed herewith are the following exhibits:

             Exhibit  A -- Prospectus supplement with respect to the Series
                           K Notes, dated September 13, 2004. (Filed electronically September 15, 2004, in File Nos. 333-118060, 333-118060-01 and 333-118060-02.)

             Exhibit  B -- Underwriting Agreement with respect to the
                           Series K Notes dated September 13, 2004. (Designated in Form 8-K dated September 13, 2004 as Exhibit 1.)

             Exhibit  C -- Eleventh Supplemental Indenture to the Indenture
                           dated as of September 22, 2004 providing for the issuance of the Series K Notes. (Designated in Form 8-K dated September 13, 2004, as Exhibit 4.1.)

             Exhibit  D -- Opinion of Beggs & Lane, a Registered Limited
                           Liability Partnership, dated September 29, 2004.


Dated:   September 29, 2004                          GULF POWER COMPANY


                                                     By  /s/Wayne Boston
                                                           Wayne Boston
                                                        Assistant Secretary